SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 28, 2004

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): 82-              )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosures :	Notice and Proxy Statement re Annual General Meeting and Extraordinary General Meeting of Shareholders.

PARTNER COMMUNICATIONS COMPANY LTD.
NOTICE OF
GENERAL MEETINGS OF SHAREHOLDERS

Rosh Ha’ayin,Israel
September 28, 2004

        Notice is hereby given that the general meetings of Shareholders (the “General Meetings”) of Partner Communications Company Ltd. (the “Company” or “Partner”), consisting of an Annual General Meeting (the “AGM”) and an Extraordinary General Meeting (the “EGM”) will be held on Wednesday, October 20, 2004 at 10:00 am. (Israel time) (the EGM will commence immediately following the end of discussions on the matters to be resolved at the AGM), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournments thereof.

        It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited (the “Auditor”), as the Company’s Auditor for the period ending at the close of the following annual general meeting, to authorize the Board of Directors of the Company to determine its remuneration and to approve the report of the Board of Directors with respect to the remuneration paid to the Auditor and its affiliate to the year ended December 31, 2003;

(ii)	to re-appoint the Company’s directors whose terms are expiring and to appoint new directors;

(iii)	to approve the Company’s Financial Statements for the year ended December 31, 2003 and the report of the Board of Directors for such period; and

        It is proposed at the EGM to adopt the following resolutions:

(i)	to approve the provision of indemnification letters to Messrs. Dennis Lui, Colin Tucker and Mordechai Keret, the Company’s directors;

(ii)	to approve the provision of indemnification letter to Mr. Moshe Vidman, one of the Company’s External Directors (Dahatz);

(iii)	to approve the provision of indemnification letter to any director who would be appointed by the Board of Directors until the approval of his nomination and indemnification by the shareholders; and

(iv)	to approve the remuneration of Mr. Moshe Vidman, one of the Company’s External Directors (Dahatz).

        Only shareholders of record at the close of business on September 29, 2004 are entitled to receive notice of, and to vote at the General Meetings, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the General Meetings in person.

        Shareholders who will not attend the General Meetings in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the General Meetings) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the General Meetings, and vote their shares in person.

        The Articles of Association of the Company also allow shareholders of the Company to vote at the General Meetings by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company’s Shareholder Register. Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

        Registered joint holders of shares should take note that, pursuant to Article 19.9 of the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

        Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 AM to 5PM (Israel time). Our telephone number is +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. General Counsel and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48092, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at the general meetings of Shareholders (the “General Meetings”), consisting of an Annual General Meeting of Shareholders (the “AGM”) and an Extraordinary General Meeting of Shareholders (the “EGM”), to be held on October 20, 2004 at 10:00 am (Israel time) (the EGM will commence immediately following the end of discussions on the matters to be resolved at the AGM), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited (the “Auditor”), as the Company’s Auditor for the period ending at the close of the following annual general meeting, to authorize the Board of Directors of the Company to determine its remuneration and to approve the report of the Board of Directors with respect to the remuneration paid to the Auditor and its affiliate for the year ended December 31, 2003;

(ii)	to re-appoint the Company’s directors whose terms are expiring and to appoint new directors;

(iii)	to approve the Company’s Audited Financial Statements for the year ended December 31, 2003 and the report of the Board of Directors for such period.

        It is proposed at the EGM to adopt the following resolutions:

(i)	to approve the provision of indemnification letters to Messrs. Dennis Lui, Colin Tucker and Mordechai Keret, the Company’s directors (the “Directors”)

(ii)	to approve the provision of indemnification letter to Mr. Moshe Vidman, one of the Company’s External Directors (Dahatz);

(iii)	to approve the provision of indemnification letter to any director who would be appointed by the Board of Directors until the approval of his appointment and indemnification by the shareholders; and

(iv)	to approve the remuneration of Mr. Moshe Vidman, one of the Company’s External Directors (Dahatz).

        A form of proxy for use at the General Meetings and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the General Meetings and vote their shares in person. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company at least two business days prior to the date of the General Meetings, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the General Meetings or any adjournment thereof.

        Proxies for use at the General Meetings are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 29, 2004 will be entitled to receive notice of, and to vote at the General Meetings. Proxies are being mailed to shareholders on or about September 28, 2004 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On September 26, 2004 the Company had outstanding 183,606,138 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the General Meetings. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the General Meetings, or who have delivered to us a deed of vote, and entitled to vote, will constitute a quorum at the General Meetings.

***ANNUAL GENERAL MEETING***

ITEM 1 – RE-APPOINTMENT OF AUDITOR AND DETERMINATION OF ITS REMUNERATION

        Under the Israeli Companies Law, 5759 – 1999 (the “Companies Law”) and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s Auditor and to authorize the Board of Directors to determine its remuneration. In addition, the approval of the Auditor’s remuneration and his re-appointment by the Audit Committee is required under the Nasdaq Corporate Governance Rules.

        In accordance with the Company’s Articles of Association, it is hereby reported to the Company’s shareholders that the remuneration of the Company’s Auditor for the year ended December 31, 2003 was NIS 1,373 thousand for auditing activities, NIS 284 thousand for tax consultation services and NIS 15 thousand for auditing activities for a subsidiary of the Company. Under the Company’s Articles of Association, the said report with respect to the Auditor’s Remuneration requires the approval of shareholders. Kesselman & Kesselman, independent certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been recommended by the Board of Directors of the Company for reappointment as an Auditor of the Company for the period ending at the close of the following annual general meeting.

        It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED, that the Company’s Auditor, Kesselman & Kesselman be and they hereby are re-appointed as an auditor of the Company for the period ending at the close of the following annual general meeting, and that the Board of Directors be and it is hereby authorized to determine its remuneration in addition to the approval of the Auditor’s remuneration and his re-appointment by the Audit Committee, as required under the Nasdaq Corporate Governance Rules”; and

“RESOLVED, that the report of the Board of Directors with respect to the Auditor’s Remuneration for the year ended December 31, 2003 be and it is hereby approved.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 2 – RE–APPOINTMENT OF THE COMPANY’S DIRECTORS AND APPOINTMENT OF NEW DIRECTORS

        Under the Companies Law and the Company’s Articles of Association, the directors of the Company (excluding the External Directors (Dahatzim)) are elected at each annual general meeting. The elected directors shall commence their terms from the close of the AGM and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association.

        Out of the twelve (12) directors who are listed below, ten (10) directors are terminating their office as directors of the Company as of the end of the AGM. It is suggested that these directors will be re-elected for another period as mentioned above. Two (2) directors, Mr. Dennis Lui, is a new director who will replace Mr. Dominic Lai as a director and Mr. Mordechai Keret is a new director who will replace Mr. Amir Kess as a director, both from the close of the AGM.

        Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the twelve (12) nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position
Fok Kin-ning, Canning Chan Ting Yu Khoo Chek Ngee Chow Woo Mo Fong, Susan Uzia Galil Erez Gissin Tal Raz Frank John Sixt Pesach Shachar Dr. Colin Tucker Mordechai Keret Lui Pok Man, Dennis	Chairman of the Board of Directors Director Director Director Director Director Director Director Director Director Director Director

Fok Kin-ning, Canning has been a director of Partner Communications Company Ltd. since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Global Communications Holdings Limited and Hutchison Telecommunications Limited (the holding company of the telecommunications interests of Hutchison Whampoa Limited). In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc., the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants.

        Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is the Deputy Group Managing Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a degree in Law and Arts (Maths), as well as a Postgraduate Certificate in Laws.

        Khoo Chek Ngee has been a director of Partner since October 1997. He is a consultant of Hutchison Whampoa Limited and has been a director of Hutchison Telecommunications Limited since 1993. From 1993 to 2003, he was the Group Managing Director of Hutchison Telecommunications Limited. From 1966 to 1993, he was with Singapore Telecommunications Pte. Ltd., rising to the position of Vice President of Mobile Communications in 1991. Mr Khoo holds a Bachelor of Science degree in Engineering from the London University Imperial College of Science and Technology, and he participated in the Advanced Telecommunications Management Program at the Center of Telecommunication Management, University of Southern California.

        Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited, Hutchison Global Communications Holdings Limited and a Director of Hongkong Electric Holdings Limited, TOM Group LIMITED and Hutchison Telecommunications Limited.

        Uzia Galil has been a director of Partner since August 1999. Mr. Galil currently serves as President and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communiocation, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Board of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Board of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry.

        Erez Gissin has been a director of Partner since August 1998 and is a member of the Executive Committee. For the last two years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli technology company providing satellite broadband services. Previously, he was Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel-Aviv University and an MBA degree from Stanford University, California.

        Tal Raz has been a director of Partner since November 2001 and is a member of the Executive Committee and the Compensation Committee. Mr. Raz is serving as Vice President Finance and Chief Financial Officer of Elron Electronic Industries Ltd. since May 2002. Prior to joining Elron, Mr. Raz was the acting President and Chief Executive Officer of Elbit Ltd. from October 2001. Mr. Raz was appointed Vice President of Elbit in June 1998, and served as Chief Financial Officer of Elbit since he joined Elbit in April 1997, having previously served in the same capacity at Agentsoft Ltd., Jerusalem, and Paul Winston Corporation, New York. Prior thereto he was a senior auditor at Deloitte & Touche’s New York office. He also serves as Chairman of CellAct and as a board member of Elron Telesoft, A.M.T. – Advanced Metal Technologies Ltd., RDC – Rafael Development Corporation Ltd. and KIT-e-Learning BV. Mr. Raz is a certified public accountant, and holds Bachelor of Arts and Master of Arts degrees in accounting and business administration from Baruch Collage, New York.

        Frank John Sixt has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM Group Limited and TOM Online Inc.. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hongkong Electric Holdings Limited and Hutchison Global Communications Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc. and Hutchison Telecommunications Limited. He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

        Pesach Shachar has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years, he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, established the Partner shareholder consortium and advised Hutchison on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force, reaching the rank of Colonel.

        Dr.Colin Tucker has been a director of Partner since July 2003. He is Deputy Chairman of Hutchison 3G. Dr. Tucker was previously a Managing Director of Hutchison 3G UK Limited and the Chief Operating Officer – International Operations for Orange plc. He also served as the Technical Director of Orange plc. Dr. Tucker served as the Director and General Manager of Telepoint systems at GPT Limited, and as Director of Engineering for Plessey Telecommunication Products Ltd. He was also an Industrial Professor at Loughborough University.

        Mordechai Keret has been a director of Partner since April 2004. He has also been an Executive Vice President at Arison Holdings (1998) Ltd., an Israeli investment company, since 1993. Mr. Keret currently serves as a director at a number of companies in which Arison Holdings or its affiliates are a shareholder, including Housing and Construction Holdings Ltd., Eurocom Communication Ltd., Eurocom Cellular Communications Ltd., Internet Gold – Golden Lines Ltd., D.B.S Satellite Services (1988) Ltd., Gaon Holdings Ltd., Ham-Let Ltd. and other companies in the Arison Group and Priortech Ltd. Mr. Keret is an Israeli CPA and holds a B.A. degree in accounting and economics from the Tel-Aviv University.

        Lui Pok Man, Dennis has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. He first joined the Hutchison Whampoa Limited group in 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multi-media, internet business, and paging business in Hong Kong, China, Taiwan and Macau from January 1989 until 2000. Mr. Lui rejoined the Hutchison Whampoa Limited group in May 2001 as Group Managing Director of Hutchison Telecommunications International Limited (“HTI”) overseeing all the operations and new business development of the HTI group. He is also a director of Hutchison Telecommunications (Australia) Limited. He holds a Bachelor of Science Degree from the University of Oregon.

It is proposed that at the AGM the following resolution be adopted:

        “RESOLVED, that the twelve (12) nominees named and described above are re-appointed/appointed to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – APPROVAL OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

        Our Board of Directors has approved the Audited Financial Statements of the Company for the year ended December 31, 2003, as required by the Companies Law. These financial statements are distributed together with this Proxy Statement. Under our Articles of Association, a shareholders’ approval is required for both the financial statements and the respective report of the Board of Directors. A representative of the Company’s Auditor, Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, is expected to be present at the AGM, and will be available to respond to appropriate questions from shareholders.

        It is proposed that at the AGM the following resolution be adopted:

        “RESOLVED, that the Audited Financial Statements of the Company for the year ended December 31, 2003 and the report of the Board of Directors for such period are hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

***EXTRAORDINARY GENERAL MEETING***

ITEM 1 – APPROVAL OF INDEMNIFICATION FOR 3 OF THE COMPANY’S DIRECTORS

        The Companies Law and the Company’s Articles of Association authorize the Company, subject in each case to the approval of shareholders, to indemnify a director of the Company for liabilities or expenses he incurs in consequence of an action done by him in the capacity as a director of the Company for:

(i) any financial liability imposed on the director in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by court; and

(ii) reasonable litigation expenses, including legal fees, incurred by the director or which he or she was ordered to pay by a court, within the framework of proceedings filed against him or her by the Company or on its behalf or by another person, or in a criminal proceeding in which he or she was acquitted, or in a criminal proceeding in which he or she was convicted of a felony which does not require a finding of criminal intent.

        The Company may indemnify a director after the fact and may undertake to indemnify a director in advance, provided the undertaking is restricted to events of a kind which the Company’s Board of Directors believes can be anticipated at the time of the making of the indemnification undertaking and at an amount the Board of Directors has determined is reasonable in the circumstances.

        The Companies Law and the Articles of Association of the Company provide that the Company may not indemnify a director for: (a) a breach of the director’s duty of loyalty toward the Company unless the director acted in good faith and had reasonable grounds to assume that the action would not harm the Company; (b) a breach of the director’s duty of care done intentionally or with haste (“pezizut”); (c) an intentional act intended to unlawfully yield a personal profit; or (d) a fine or a penalty imposed upon the director.

        The Audit Committee and the Board of Directors unanimously resolved to indemnify the Company’s directors, whose names are listed in Exhibit “A” hereto, to the fullest extent permitted by law and to provide each of them with an indemnification letter substantially in the form attached as Exhibit “B” hereto (the “Indemnification Letter”).

        The terms of the Indemnification Letters are substantially similar to the terms of the indemnification letters issued to the other directors and external directors in the Company.

        It is proposed, in accordance with the Companies Law and the Company’s Articles of Association, that at the EGM the following resolution be adopted:

“RESOLVED, to approve the Company’s undertaking to indemnify the Company’s directors, whose names are listed in Exhibit “A” hereto, to the fullest extent permitted by law and to provide each of them with an Indemnification Letter.”

        Under Section 268 of the Companies Law, two or more persons who hold voting rights in a company and each of whom has a personal interest in the approval of the same transaction up for approval by the said company shall be deemed as one holder. Also, Section 268 states that a person who holds 25% or more of the voting rights at a company’s general meeting (if there is no other person who holds more than 50% of these voting rights) is deemed a “controlling party.” One or more of our principal shareholders may be deemed, for the sake of being cautious, a controlling party with respect to the indemnification of our directors and the approval of the indemnification of said directors may require approval by a special majority of the shareholders of the Company (the “Special Majority”). A Special Majority requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company. For this purpose, each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter, at least two business days prior to the date of the General Meetings, as a condition for his right to vote and be counted with respect to such resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the CEO, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the CEO and (ii) excludes an interest arising in itself from the ownership of shares in any company.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 2 – APPROVAL OF INDEMNIFICATION OF MR. MOSHE VIDMAN – ONE OF THE COMPANY’S EXTERNAL DIRECTORS

        The Companies Law and the Company’s Articles of Association authorize the Company, subject in each case to the approval of shareholders, to indemnify a director of the Company for liability or expense he incurs in consequence of an action done by him in the capacity as a director of the Company for:

(i)	any financial liability imposed on the director in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by court; and

(ii)	reasonable litigation expenses, including legal fees, incurred by the director or which he or she was ordered to pay by a court, within the framework of proceedings filed against him or her by the Company or on its behalf or by another person, or in a criminal proceeding in which he or she was acquitted, or in a criminal proceeding in which he or she was convicted of a felony which does not require a finding of criminal intent.

        The Company may indemnify a director after the fact and may undertake to indemnify a director in advance, provided the undertaking is restricted to events of a kind which the Company’s Board of Directors believes can be anticipated at the time of the making of the indemnification undertaking and at an amount the Board of Directors has determined is reasonable in the circumstances.

        The Companies Law and the Articles of Association of the Company provide that the Company may not indemnify a director for: (a) a breach of the director’s duty of loyalty toward the Company unless the director acted in good faith and had reasonable grounds to assume that the action would not harm the Company; (b) a breach of the director’s duty of care done intentionally or with haste (“pezizut”); (c) an intentional act intended to unlawfully yield a personal profit; or (d) a fine or a penalty imposed upon the director.

        The Audit Committee and the Board of Directors unanimously resolved to indemnify Mr. Moshe Vidman, one of the Company’s External Directors (Dahatz), to the fullest extent permitted by law and to issue to him an indemnification letter substantially in the form attached as Exhibit “B” hereto (the “Indemnification Letter”).

        The terms of the Indemnification Letter are substantially similar to the terms of the indemnification letters issued to Mr. Zilberfarb and Mr. Fullerton in May 2001 and in February 2003.

        It is proposed, in accordance with the Companies Law and the Company’s Articles of Association, that at the EGM the following resolution be adopted:

“RESOLVED, to approve the indemnification of Mr. Moshe Vidman, one of the Company’s External Directors (Dahatz), to the fullest extent permitted by law and to provide him the Indemnification Letter.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the indemnification of Mr. Vidman, one of the Company’s External directors (Dahatz).

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – INDEMNIFICATION OF ANY DIRECTOR WHO WOULD BE APPOINTED BY THE BOARD OF DIRECTORS UNTIL THEAPPROVAL OF HIS APPOINTMENT AND INDEMNIFICATION BY THE SHAREHOLDERS

        The Audit Committee and the Board of Directors approved the indemnification of any director, who would be duly appointed by the Board of Directors, to the fullest extent permitted by law, until the approval of his appointment and indemnification by the shareholders and to provide him with an Indemnification Letter substantially in the form attached hereto as Annex “B”.

It is proposed that at the EGM the following resolution be adopted:

“RESOLVED, to approve the indemnification of any director who would be duly appointed by the Board of Directors, to the fullest extent permitted by law, until the approval of such director’s appointment and indemnification by the shareholders and to provide him with the Indemnification Letter”

        Under Section 268 of the Companies Law, two or more persons who hold voting rights in a company and each of whom has a personal interest in the approval of the same transaction up for approval by the said company shall be deemed as one holder. Also, Section 268 states that a person who holds 25% or more of the voting rights at a company’s general meeting (if there is no other person who holds more than 50% of these voting rights) is deemed a “controlling party.” One or more of our principal shareholders may be deemed, for the sake of being cautious, a controlling party with respect to the indemnification of our directors and the approval of the indemnification of said directors may require approval by a special majority of the shareholders of the Company (the “Special Majority”). A Special Majority requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company. For this purpose, each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter, at least two business days prior to the date of the General Meetings, as a condition for his right to vote and be counted with respect to such resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the CEO, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the CEO and (ii) excludes an interest arising in itself from the ownership of shares in any company.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 - REMUNERATION OF MR. MOSHE VIDMAN, ONE OF THE COMPANY'S EXTERNAL DIRECTORS (DAHATZ)

        Under the Companies Law and the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000, as amended (the “Regulations”), the provision by us of remuneration to our External Directors (Dahatzim) requires the approval of our shareholders.

        The Regulations provide tables for payment of “annual remuneration” and for additional remuneration based on the participation of the External Directors (Dahatzim) in meetings or resolutions of the Board of Directors or committees thereof. The Regulations also allow for reimbursement of certain expenses to External Directors (Dahatzim).

        At the Extraordinary General Meeting held on February 10, 2003, the shareholders of the Company approved the payment of the following remuneration to Mr. Bigger, Mr. Zilberfarb and Mr. Fullerton, as External Directors (Dahatzim) of the Company: (i) an annual fee (the “Annual Fee”) and an attendance fee (the “Attendance Fee”) to each such External Director in the maximum amount permitted under the Regulations (to be automatically increased to the maximum amounts permitted from time to time); provided, that the Annual Fee shall not exceed an amount of or equal to US $30,000 per annum, and the Attendance Fee shall not exceed an amount of or equal to US $1,000 per meeting of the Board of Directors or committee thereof (the “Approved Caps”); and (ii) reimbursement of certain expenses to the External Directors, as allowed by the Regulations.

        Following said approval, the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002, as amended (the “Alleviation Regulations”) increased the maximum amounts that a company may pay its External Directors in recognition of the additional duties, demands and burden placed upon them under U.S. securities laws and NASDAQ National Market rules.

        The maximum amounts currently permitted under the Regulations (as amended by the Alleviation Regulations) with respect to the Company for the Annual Fee is NIS 100,000 (US$22,326.41 according to the representative exchange rate on September 19, 2004) per annum, and for the Attendance Fee is NIS 3,000 (US$669.79 according to the representative exchange rate on September 19, 2004) per meeting of the Board of Directors or committee thereof attended by the External Director (each linked to the Israeli Consumer Price Index, in accordance with the Regulations). These current maximum amounts are lower than the Approved Caps (approved by the shareholders).

        Pursuant to the provisions of the Companies Law, the Company is required to have at least two External Directors (Dahatzim) on its Board of Directors. In the interests of good corporate governance, the Company elected to have three External Directors (Dahatzim), which are also qualified as Independent Directors. Mr. Ben Zion Zilberfarb and Mr. Robert Donald Fullerton are the Company’s External Directors (Dahatzim); re-elected and elected (respectively) as External Directors (Dahatzim) at the Extraordinary General Meeting held on February 10, 2003 for a term of three years in accordance with the Companies Law. At the Annual General Meeting held on October, 28, 2003, the shareholders of the Company appointed Mr. Moshe Vidman as a third External Director (Dahatz), to replace Mr. Bigger (who resigned due to his appointment to another position).

        For the sake of good order, the Company would like to formally approve, as agreed in advance with Mr. Moshe Vidman, that the remuneration previously approved for the other External Directors (Dahatzim) will also be paid to Mr. Moshe Vidman.

        The Audit Committee and the Board of Directors approved and ratified payment of the following remuneration to Mr. Vidman as an External Director (Dahatz) of the Company:

    (i)        an Annual Fee and an Attendance Fee in the maximum amount permitted under the Regulations, the Alleviation Regulations or any other regulation and/or applicable law; provided, that the Annual Fee and the Attendance Fee shall not exceed the relevant Approved Caps; and

    (ii)        reimbursement of certain expenses as allowed by the Regulations.

It is proposed that at the EGM the following resolution be adopted:

“RESOLVED:

(a)	to approve and ratify the payment of the Annual Fee and the Attendance Fee to Mr. Moshe Vidman from the date of his appointment as an External Director (Dahatz) of the Company in the amounts specified in the annexes to the Regulations under the heading “maximum amount” with respect to the Company (being classified as a Class D Company therein) as increased by the Alleviation Regulations, such amounts shall be automatically increased to the maximum amounts permitted from time to time in accordance with, and the payment of which shall otherwise be subject to, the Regulations, the Alleviation Regulations or any other regulations and/or applicable law (without further actions of the Audit Committee, the Board of Directors or the Shareholders); provided, that the Annual Fee and the Attendance Fee shall not exceed the relevant Approved Cap;

(b)	to approve the reimbursement of expenses as set forth in the Regulations to Mr. Moshe Vidman as an External Director (Dahatz).”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

        Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s license contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

        Any shareholder seeking to vote at the General Meetings must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner’s license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. General Counsel and Joint Company Secretary

Dated: September 28, 2004

Exhibit “A”

Mr. Dennis Lui (Director)

Mr. Mordechai Keret (Director)

Mr. Colin Tucker (Director)

Exhibit “B”

Date:_________

Mr. _______________

Dear Mr. ________:

Letter of Indemnification

Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you, as a director of Partner, to the fullest extent and in the maximum amount permitted by law, against all payments, costs or expenses (including reasonable legal expenses) you incur as a result of any financial obligation you bear in connection with any proceeding, investigation or threat, or criminal proceeding from which you will be acquitted or in which you are convicted, provided however, that the crime for which you are convicted does not require a finding of criminal intent, in each such case, including a settlement judgment or an arbitration decision approved by court, all in connection with and in the scope of your activities as a director of Partner (including activities you participated in before the date of this indemnification letter).

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses and other payments in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

Indemnification according to this letter will be subject to applicable law and to the following terms and conditions:

1.	That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

2.	That Partner reserves the right to represent you in the proceedings or to appoint any legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you for reasonable reasons). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration, it shall be allowed to do so as long as the proceedings against you are terminated first or in parallel. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel and Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.	That whether or not Partner shall operate in accordance with section 2 above, it shall still cover all and every kind of expense incurred by you that is included in the introductory paragraph of this agreement so that you will not have to pay or finance them yourself. You will not be indemnified for any expenses arising from a settlement or arbitration unless Partner has agreed to the settlement or arbitration.

4.	That according to this indemnification letter, Partner will not be required to pay any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by anyone in Partner.

5.	That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

6.	That in the event that you are indemnified and paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to a low interest rate as specified in section 3(9) of the Income Tax Ordinance or any other legislation replacing it and which is not a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

7.	That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer a director in Partner, as long as the events that led to the payments, costs and expenses for which indemnification is being sought took place while you were a director.

8.	That the judicial authority which ruled in the relevant proceeding did not establish that your actions were a breach of the duty of care made intentionally or with haste (“pzizut”) or an intentional act intended to unlawfully yield a personal profit.

9.	That you shall not be entitled to indemnification for a breach of your duty of loyalty to Partner, unless you acted in good faith and had reasonable grounds to assume that the action would not harm Partner. Also, you shall not be entitled to indemnification for a fine or a penalty imposed on you.

10.	The indemnification set forth in this letter of indemnification shall include financial obligations relating to each of the following subjects:

10.1	Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

10.2	Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are traded on a stock exchange (including Nasdaq stock market), whether in Israel or abroad.

10.3	The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

10.4	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

10.5	Investments Partner and/or its subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

10.6	The merger, acquisition or other business combination or any such proposed transaction of Partner, any subsidiary thereof and/or any affiliate thereof with or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of Partner, any of its subsidiaries and/or any of its affiliates.

10.7	Labor relations and/or employment matters in Partner, its subsidiaries and/or its affiliates and trade relations of Partner, its subsidiaries and/or its affiliates, including with employees, independent contractors, customers, suppliers and various service providers.

10.8	The testing of products developed and/or marketed by Partner, its subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

10.9	The intellectual property of Partner, its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property.

10.10	Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

10.11	The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction, agreement or arrangement.

10.12	Class actions, derivative actions or any other legal proceedings against you and/or Partner and/or any of its subsidiaries or affiliates, in connection with your role and/or activities in Partner or on its behalf.

10.13	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

11.	Although Partner cannot accurately predict the maximum exposure with respect to any of the above subjects, Partner believes that an amount of $10 million per subject (under this Letter of Indemnification together with any prior indemnification letter, if granted to you) is a reasonable maximum for the indemnification set forth herein. However, in the event you would have been entitled to additional indemnification but for this maximum, Partner will consider in good faith increasing this maximum and/or indemnifying you retroactively for financial obligations in excess of this maximum, on a case-by-case basis.

12.	For the avoidance of doubt, it is hereby clarified that nothing contained in this letter derogates from Partner’s right to indemnify you post factum, subject to applicable law, for any amounts which you may be obligated to pay without the limitations set forth above.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to Partner’s directors and offices, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

This Letter of Indemnification and all issues related thereto shall be governed by the law of the State of Israel, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction in connection with this Letter of Indemnification.

on behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above.

—————————— [Director]	—————————— Date

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2003 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2003 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively "the Company") as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2003 and the consolidated results of operations, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel March 30, 2004	Kesselman & Kesselman Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2002	2003	2003
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	1,360	3,774	862
Security deposit	107,794
Accounts receivable (note 13):
Trade	518,768	482,141	110,103
Other	50,986	56,543	12,912
Inventories	137,508	102,861	23,490
Deferred income taxes (note 10)		220,000	50,240

T o t a l current assets	816,416	865,319	197,607

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities (note 2)	3,530
Accounts receivable - trade (note 13)		13,906	3,176
Funds in respect of employee rights upon retirement (note 7)	42,461	58,724	13,410

	45,991	72,630	16,586

FIXED ASSETS, net of accumulated depreciation and
amortization (note 3)	1,864,511	1,694,584	386,980

LICENSE AND DEFERRED CHARGES,
net of accumulated amortization (note 4)	1,269,348	1,325,948	302,797

DEFERRED INCOME TAXES (note 10)		413,752	94,486

T o t a l assets	3,996,266	4,372,233	998,456

—————————————— Amikam Cohen Chief Executive Officer	—————————————— Alan Gelman Chief Financial Officer	—————————————— Ben-Zion Zilberfarb Director

	December 31
	2002	2003	2003
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity (net of capital deficiency)
CURRENT LIABILITIES:
Current maturities of long-term bank loans (note 5)		119,853	27,370
Accounts payable and accruals:
Trade	532,987	387,818	88,563
Other (note 13)	202,166	252,585	57,681

T o t a l current liabilities	735,153	760,256	173,614

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 5)	2,467,556	1,687,215	385,297
Notes payable (note 6)	828,975	766,325	175,000
Liability for employee rights upon retirement (note 7)	60,966	76,506	17,471
Asset retirement obligations (note 13)		6,367	1,454

T o t a l long-term liabilities	3,357,497	2,536,413	579,222

COMMITMENTS AND CONTINGENCIES (note 8)

T o t a l liabilities	4,092,650	3,296,669	752,836

SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
(note 9):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2002 and 2003 -
235,000,000 shares; issued and outstanding -
December 31, 2002 - 181,595,222 shares and
December 31, 2003 - 182,695,574 shares	1,816	1,827	417
Less - receivable in respect of shares		(4,374)	(999)
Capital surplus	2,293,270	2,303,055	525,933
Deferred compensation	(6,385)	(2,509)	(573)
Accumulated deficit	(2,385,085)	(1,222,435)	(279,158)

T o t a l shareholders' equity (capital deficiency)	(96,384)	1,075,564	245,620

	3,996,266	4,372,233	998,456

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2001	2002	2003	2003
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net :
Services	2,972,079	3,766,584	4,117,887	940,371
Equipment	277,270	287,979	349,832	79,889

	3,249,349	4,054,563	4,467,719	1,020,260
COST OF REVENUES:
Services	2,187,612	2,499,534	2,586,707	590,707
Equipment	531,551	569,924	549,749	125,542

	2,719,163	3,069,458	3,136,456	716,249

GROSS PROFIT	530,186	985,105	1,331,263	304,011
SELLING AND MARKETING EXPENSES	292,960	308,079	314,008	71,708
GENERAL AND ADMINISTRATIVE EXPENSES	134,282	143,594	162,387	37,083

OPERATING PROFIT	102,944	533,432	854,868	195,220
FINANCIAL EXPENSES, net (note 13)	400,927	445,180	321,710	73,467
LOSS ON IMPAIRMENT OF INVESTMENTS
IN NON-MARKETABLE SECURITIES (note 2)	8,862	4,054	3,530	806

INCOME (LOSS) BEFORE TAX BENEFIT	(306,845)	84,198	529,628	120,947
TAX BENEFIT (note 10)			633,022	144,559

INCOME (LOSS) BEFORE CUMULATIVE
EFFECT OF A CHANGE IN
ACCOUNTING PRINCIPLES	(306,845)	84,198	1,162,650	265,506
CUMULATIVE EFFECT, AT BEGINNING
OF YEAR, OF A CHANGE IN
ACCOUNTING PRINCIPLES (note 1p)	3,483

NET INCOME (LOSS) FOR THE YEAR	(303,362)	84,198	1,162,650	265,506

EARNINGS (LOSS) PER SHARE ("EPS"):
Basic:
Before cumulative effect	(1.72)	0.47	6.39	1.46
Cumulative effect	0.02

	(1.70)	0.47	6.39	1.46

Diluted:
Before cumulative effect	(1.72)	0.46	6.34	1.45
Cumulative effect	0.02

	(1.70)	0.46	6.34	1.45

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	178,909,274	179,984,090	181,930,803	181,930,803

Diluted	178,909,274	183,069,394	183,243,157	183,243,157

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2000	178,888,888	1,789		2,317,993	(65,021)	(2,165,921)	88,840

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:
Exercise of options granted to employees	35,697	*		47			47
Amortization of deferred compensation related to employee
stock option grants net of deferred compensation with
respect to stock options forfeited				(19,960)	40,659		20,699
Loss						(303,362)	(303,362)

BALANCE AT DECEMBER 31, 2001	178,924,585	1,789		2,298,080	(24,362)	(2,469,283)	(193,776)

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Exercise of options granted to employees	2,670,637	27		4,210			4,237
Amortization of deferred compensation related to employee
stock option grants net of deferred compensation with
respect to stock options forfeited				(9,020)	17,977		8,957
Net income						84,198	84,198

BALANCE AT DECEMBER 31, 2002	181,595,222	1,816		2,293,270	(6,385)	(2,385,085)	(96,384)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Exercise of options granted to employees	1,100,352	11	(4,374)	7,754			3,391
Income tax benefit in respect of exercise of options granted to
employees				730			730
Deferred compensation related to employee stock
option grants				2,666	(2,666)
Amortization of deferred compensation related to employee
stockoption grants net of deferred compensation with
respect to stock options forfeited				(1,365)	6,542		5,177
Net income						1,162,650	1,162,650

BALANCE AT DECEMBER 31, 2003	182,695,574	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564

Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2003	181,595,222	414		523,698	(1,458)	(544,664)	(22,010)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Exercise of options granted to employees	1,100,352	3	(999)	1,771			775
Income tax benefit in respect of exercise of options granted to
employees				167			167
Deferred compensation related to employee stock option grants				609	(609)
Amortization of deferred compensation related to employee
stockoption grants net of deferred compensation with
respect to stock options forfeited				(312)	1,494		1,182
Net income						265,506	265,506

BALANCE AT DECEMBER 31, 2003	182,695,574	417	(999)	525,933	(573)	(279,158)	245,620

* Representing an amount less than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2001	2002	2003	2003
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	(303,362)	84,198	1,162,650	265,506
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	538,267	516,199	536,871	122,601
Loss on impairment of investments in
non-marketable securities	8,862	4,054	3,530	806
Amortization of deferred compensation related
to employee stock option grants, net	20,699	8,957	5,177	1,182
Liability for employee rights upon retirement	18,736	18,632	15,540	3,549
Deferred income taxes			(633,752)	(144,726)
Income tax benefit in respect of exercise of options
granted to employees			730	167
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	54,522	91,027	(67,438)	(15,400)
Erosion of (accrued interest and exchange
differences on) security deposit	(6,590)	(6,925)	8,877	2,027
Amount carried to deferred charges	(22)	(3,805)
Capital loss (gain) on sale of fixed assets	1,647	839	(7,829)	(1,788)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(55,944)	(56,638)	22,721	5,189
Other	(14,235)	(8,056)	(5,557)	(1,269)
Increase (decrease) in accounts payable and
accruals:
Trade	57,271	31,909	(93,444)	(21,339)
Other	65,838	14,796	47,541	10,857
Increase in asset retirement obligations			1,228	280
Decrease (increase) in inventories	36,859	(12,996)	34,647	7,912

Net cash provided by operating activities	422,548	682,191	1,031,492	235,554

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(601,050)	(599,769)	(350,344)	(80,005)
Proceeds from sale of fixed assets	1,771	5,737	12,309	2,811
Investment in non-marketable securities	(16,446)
Withdrawal of security deposit			98,917	22,589
Purchase of additional spectrum		(207,635)	(121,388)	(27,720)
Funds in respect of employee rights upon retirement	(13,336)	(14,301)	(16,263)	(3,714)

Net cash used in investing activities	(629,061)	(815,968)	(376,769)	(86,039)

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2001	2002	2003	2003
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to
employees	47	4,237	3,391	775
Long-term bank loans received	1,111,869	1,349,326	240,000	54,806
Repayment of long-term bank loans	(901,000)	(1,223,698)	(895,700)	(204,544)

Net cash provided by (used in) financing activities	210,916	129,865	(652,309)	(148,963)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	4,403	(3,912)	2,414	552
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	869	5,272	1,360	310

CASH AND CASH EQUIVALENTS AT
END OF YEAR	5,272	1,360	3,774	862

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	285,465	323,841	287,629	65,684

Advances to income tax authorities	5,617	5,207	3,750	856

Supplementary information on investing activities not involving cash flows

At December 31, 2001, 2002 and 2003, trade payables include NIS 148,276,000, NIS 117,406,000 and NIS 65,681,000 ($ 14,999,000), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2002, trade payables include NIS 7.2 million in respect of acquisition of additional spectrum and at December 31, 2003, shareholders’ equity include NIS 4.4 million receivable in respect of shares issued. These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

2)	The Company was incorporated on September 29, 1997. The Company operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. At the beginning of January 1999, the Company commenced full commercial operations.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license and deferred charges”. The Company is entitled to request extension of the license for an additional period of six years and then renewal for one or more further six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2017. During June 2002, the Minister of Communications amended and further extended the license through 2022. As to the change in estimate of the useful life of the license see also note f(1) below.

In consideration for the above additional spectrum the Company paid NIS 180 million ($41 million) for the 2G spectrum, and is committed to pay NIS 220 million ($50 million) for the 3G spectrum in six installments through 2006. Out of this amount, approximately NIS 130 million (approximately $30 million) was paid as of December 31, 2003.

Under the terms of the amended license, the Company has provided a guarantee in NIS equivalent of $ 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

3)	The Company will incur substantial capital expenditures in building out the 3G network. The Company estimates that capital expenditures in connection with building out the 3G network will be approximately $250 million over the next three years from the beginning of the network build-out, see also note 8a(3).

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2003 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2003 ($1 = NIS 4.379). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together – the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out” basis.

d.	Non – marketable securities

These investments are stated at cost, less provision for impairment losses, see also note 2.

e.	Fixed assets:

1)	These assets are stated at cost, handsets for use abroad by subscribers are carried by the base stock method.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installation of the fixed assets is completed – are capitalized to cost of such assets.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network	10 - 20
(mainly 15)
Computers, hardware and software for
information systems	15-33
Vehicles	20
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

The Company terminated the lease agreement for one of its headquarter buildings in March 2003, in favor of a new building (see note 8a(2)b) and abandoned part of its leasehold improvements. Following the decision to abandon the leasehold improvements, in October 2002, the un-amortized balance of the existing leasehold improvements was amortized on a straight-line basis as of October 1, 2002 – over the period of 6 months ending March 31, 2003.

5)	Computer Software Costs

The cost of internal-use software is capitalized in accordance with Statement of Position (SOP) No. 98-1, ” Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 5 to 7 years.

f.	License and deferred charges:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999. Through the period ended December 31, 2001 the license was amortized over 9.25 years.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis as follows: as of January 1, 2002 – over the period ending in 2017; as of April 1, 2002 – over the period ending in 2022.

The costs relating to the 3G band are not amortized since the utilization period has not yet commenced.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	License and deferred charges (continued):

1)	License (continued):

As a result of the above extensions, in 2002, and 2003 license amortization expenses (included in “cost of services revenues”) decreased by approximately NIS 113 million and NIS 117 million, (approximately $ 27 million), respectively, net income increased by approximately NIS 113 million and NIS 75 million ($ 17 million), respectively, and earnings per share increased by NIS 0.63 and NIS 0.41 ($ 0.09), respectively compared to the figures computed based on the amortization rates used prior to the changes in the estimated useful life.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – are capitalized to cost of the license. During the year 2002 and 2003 – NIS 7 million and NIS 10 million ($ 2 million) interest costs were capitalized to the cost of the license, respectively.

2)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are amortized using the effective interest rate stipulated for the borrowing transactions.

b)	Issuance costs relating to Notes payable (see note 6) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets” effective January 1, 2002. FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values.

The adoption of FAS 144, on January 1, 2002, did not have any impact on the consolidated financial position and results of operations.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income (loss).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Revenue recognition

Service revenues are based on usage and recognized at the time the service is provided, net of credits and adjustments for service discounts. Sales of equipment, primarily handsets and wireless data devices, are recognized upon delivery to the customer. Prepaid calling cards revenues are deferred until service is provided.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company adopted EITF Issue 00-21 in the year ended December 31, 2003 and it had no impact on its financial position and results of operations.

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection for the years ended December 31, 2001, 2002 and 2003 totaled NIS 15,399,000, NIS 17,752,000 and NIS 15,601,000 ($ 3,563,000) (see also note 13a), respectively.

The cash and cash equivalents as of December 31, 2003 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

The Company factors most of its long-term trade receivables resulting from sales of handsets. The factoring is made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The resulting costs are charged to “financial expenses-net”, as incurred. During the years ended December 31, 2001, 2002 and 2003, the Company factored NIS 180,302,000, NIS 209,568,000 and NIS 295,827,000 ($67,556,000), respectively, from long-term trade receivables.

l.	Handsets warranty obligations

Until the year 2002 provision for warranty was not provided for, as the Company’s liability was covered by the handsets suppliers’ warranty. As of 2002, the Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized. The annual provision is calculated at the rate of 1.5%-3.5% of the cost of the handsets sold.

As of December 31, 2002 and 2003, the provision for warranty totaled NIS 2,589,000 and NIS 2,053,000 ($ 469,000), respectively.

Additionalwarranty liability incurred for the year ended December 31, 2003 totaled NIS 4,215,000 ($ 963,000). Warranty expenses for the years ended December 31, 2002 and 2003 totaled NIS 2,589,000 and NIS 4,751,000 ($ 1,085,000), respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 totaled NIS 91,681,000, NIS 96,061,000 and NIS 99,061,000 ($ 22,622,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see also note 10d).

Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate. Deferred tax assets in respect of carryforward tax losses are presented as current or long-term assets, according to their expected utilization date.

o.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

p.	Derivative financial instruments (“derivatives”)

The Company has adopted FAS 133 as of January 1, 2001. FAS 133, as amended, establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis.

To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument.

The adoption of FAS 133 resulted in recording additional income of approximately NIS 3.5 million included in the statement of operations of 2001 under “cumulative effect, at beginning of year, of a change in accounting principles”, which was recorded against an asset in the balance sheet, of the same amount. This cumulative effect reflects the fair value of embedded derivatives (see also note 12b.) as of that date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Earning (loss) Per Share (EPS)

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method (in 2001, such effect was not included since it would have been anti-dilutive).

r.	Stock based compensation

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB 25, compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

FAS No. 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method as defined in FAS 123.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2001, 2002 and 2003 is NIS 18.08, NIS 16.68 and NIS 26.96 ($6.16) , respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 83%, 69% and 62%, respectively; risk-free interest rate in NIS terms: 2001 – 6.9%, 2002-7.7%, 2003 – 4.5%; weighted expected life: the 1998 plan – 2002 – 9 years, 2001- 8 years; the 2000 plan – 9 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income (loss) and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

	Year ended December 31,
	2001	2002	2003	2003
	NIS			Convenience translation into dollars
	In thousands, except per share data

Net income (loss), as reported	(303,362)	84,198	1,162,650	265,506
Add: stock based employee
compensation expense-net,
included in reported net income
(loss) (2003-net of income taxes)	20,699	8,957	3,313	757
Deduct: stock based employee
compensation expense-net,
determined under fair
value method for all awards
(2003-net of income taxes)	(59,476)	(30,029)	(12,225)	(2,792)

Pro-forma net income (loss)	(342,139)	63,126	1,153,738	263,471

Earning (loss) per share -
Basic - as reported:
before cumulative effect	(1.72)	0.47	6.39	1.46
cumulative effect	0.02

net income (loss)	(1.70)	0.47	6.39	1.46

Basic - pro forma:
before cumulative effect	(1.93)	0.35	6.34	1.45
cumulative effect	0.02

net income (loss)	(1.91)	0.35	6.34	1.45

Diluted - as reported:
before cumulative effect	(1.72)	0.46	6.34	1.45
cumulative effect	0.02

net income (loss)	(1.70)	0.46	6.34	1.45

Diluted - pro-forma:
before cumulative effect	(1.93)	0.34	6.31	1.44
cumulative effect	0.02

net income (loss)	(1.91)	0.34	6.31	1.44

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Accounting for asset retirement obligations

The Company has adopted as of January 1, 2003 FAS 143 “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 13c.

t.	Recently issued accounting pronouncements :

1)	FAS 132 (revised 2003)

In December 2003, the FASB issued FAS No. 132 (revised 2003), “Employers’Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”) “. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the Company in these consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

2)	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003,

If the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have any impact on its financial position, results of operations and cash flows.

NOTE 2 – INVESTMENTS IN NON-MARKETABLE SECURITIES

The Company and its subsidiary have entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter – the start-up companies). Under the agreements, the Group is to supply infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies. In some cases, the Group is also entitled to royalties on future sales of the products of the start-up companies. Based on the financial position of the companies, management is in the opinion that the fair value of the securities granted to the Group, on the grant date and as of December 31, 2003 is not material.

The Group’s holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

During 2003, the Company recorded an impairment loss of approximately NIS 3.5 million (approximately $ 0.8 million) (2001 and 2002 – approximately NIS 8.9 million and approximately NIS 4.1 million, respectively) in respect of the above investments.

As of December 31, 2003, the balance of these investments was fully impaired.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands

Communications network	2,398,907	2,553,982	582,764
Computers, hardware and software for
information systems	471,079	548,700	125,303
Vehicles	24,955	2,697	616
Office furniture and equipment	31,641	35,934	8,206
Leasehold improvements	140,376	146,431	38,677
Cellular telephones - base stock	6,309	6,309	1,441

	3,073,267	3,294,053	757,007
Communications network - construction in progress
(see note 1a(2))		11,507	2,628

	3,073,267	3,305,560	759,635
Less - accumulated depreciation and amortization	1,208,756	1,610,976	372,655

	1,864,511	1,694,584	386,980

Depreciation and amortization in respect of fixed assets totaled NIS 361,265,000, NIS 446,970,000 and NIS 469,205,000 ($ 107,149,000) for the years ended December 31, 2001, 2002 and 2003, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations) in respect of:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands

Communications network	69,858	69,858	15,953
Computers, hardware and software for information
systems	15,566	15,566	3,555

	85,424	85,424	19,508
L e s s - accumulated depreciation	51,752	63,775	14,564

Depreciated balance	33,672	21,649	4,944

c.	As to pledges on the fixed assets – see note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LICENSE AND DEFERRED CHARGES:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands

License (note 1a(2))*	1,792,714	1,916,980	437,767
Less - accumulated amortization	571,485	629,893	143,844

	1,221,229	1,287,087	293,923

Deferred charges - in respect of:
Obtaining long-term credit lines	55,996	55,996	12,787
Notes payable	22,017	22,017	5,028

	78,013	78,013	17,815
Less - accumulated amortization	29,894	39,152	8,941

	48,119	38,861	8,874

	1,269,348	1,325,948	302,797

*	As of December 31, 2003 NIS 153,773,000 ($ 35,116,000) (December 31, 2002 – NIS 106,719,000) in respect of 3G band spectrum are not amortized, see also note 1f(1).

License amortization expenses for the years ended December 31, 2001, 2002 and 2003 totaled NIS 169,693,000, NIS 62,042,000 and NIS 58,408,000 ($ 13,338,000), respectively. Amortization expenses on deferred charges for the years ended December 31, 2001 2002 and 2003 totaled NIS 7,309,000 NIS 7,187,000 and NIS 9,258,000 ($2,114,000), respectively.

The expected license amortization expenses for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2004	67,051	15,312
2005	71,424	16,310
2006	71,424	16,310
2007	71,424	16,310
2008	71,424	16,310

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM BANK LOANS

In December 2002, the Company entered into an Amending Agreement in connection with its primary secured bank credit facility, with Bank Leumi B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., The First International Bank of Israel Ltd., United Mizrahi Bank Ltd., Mercantile Discount Bank Ltd. and Citibank N.A., which amends the bank facility agreement dated August 1998 between the Company and the above mentioned banks, as amended from time to time.

The amended facility is divided into three tranches: A multi-currency term loan facility of $410 million (“Facility A”), a revolving multi-currency loan facility of $150 million (“Facility B”) and a fixed-term NIS loan facility of $150 million (“Facility C”).

Facility A was available to be drawn through March 31, 2003, from the said amount, $ 383 million have been drawn. The amount drawn from facility A is to be repaid in quarterly installments with a final maturity of June 30, 2008. Facility B may be drawn and repaid until June 30, 2008. Facility C may be drawn through December 31, 2004 and is to be repaid until June 30, 2009.

The bank facility is a dollar denominated facility and it may be drawn in different currencies, see c. below.

a.	Status of the facility at December 31, 2003 is as follows:

	The total facility	Amounts Drawn		Amounts available for drawing
	Dollars in millions

Facility A	383	383
Facility B	150	18		132
Facility C	150			150

	683	*40	1	282

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31,	December 31
	2003	2002	2003	2003
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands
In NIS - linked to the Israeli
consumer price index (CPI) (1)	5.8%	629,056	364,268	83,185
In NIS - unlinked (2)	6.5%	1,838,500	1,442,800	329,482

		2,467,556	1,807,068	* 412,667
Less - current maturities			119,853	27,370

		2,467,556	1,687,215	385,297

(1)	Linkage terms apply both to principal and interest.

(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

* The amounts outstanding differ from the amounts drawn, due to differing linkage terms.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM BANK LOANS (continued):

c.	Facilities A and B, may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the outstanding Facilities A and B shall, at any time, be in NIS. Facility C, may be drawn only in NIS.

d.	There is a range of options as to how interest is calculated on borrowings under the amended facility. These options include rates based on LIBOR, the bond rate, fixed linked rate, fixed unlinked rate, on-call rate and prime rate. The margin for facility A and B is 0.90% per annum and can be reduced to 0.45% on fulfillment of some terms specified in the agreement. The margin for facility C is 1.25% per annum and cannot be reduced.

e.	The total commitments under the Facilities will be reduced during each of the following years to the following amounts:

	Dollars in millions
	A	B	C	Total

December 31, 2003	383	150	150	683
2004	356	150	150	656
2005	266	150	141	557
2006	172	150	114	436
2007	62	150	84	296
2008	0	0	72	72
June 30, 2009	0	0	0	0

f.	Under the amended facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the amended facility. Under the amended facility, the Company has undertaken not to transfer any amounts, including dividends, to its shareholders, except in cases specified in the Agreement.

g.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – NOTES PAYABLE

On August 10, 2000, the Company completed an offering of $ 175 million of unsecured Senior Subordinated Notes due 2010, which have been issued at their dollar par value. The Notes have been registered under the U.S. Securities Act of 1933. The net proceeds from the offering (approximately $ 170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the indebtedness under the credit facility.

The Notes bear dollar interest at the rate of 13% per annum which are payable semi-annually on each February 15 and August 15, commencing February 15, 2001. The Company may redeem 100% of the aggregate principal amount of the Notes beginning August 15, 2005, at the following redemption price:

Redemption price

August 15:
2005	106.500%
2006	104.333%
2007	102.167%
2008 and thereafter	100.000%

On December 31, 2003, the Notes closing price was 119 points.

Commission fees and offering expenses in respect of the Notes totaled approximately NIS 22 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

The Company was obligated to keep a restricted deposit in the amount of one year of interest payment until December 31, 2003, which was deposited and was presented in the balance sheet under “security deposit”. On December 31, 2003, the deposit was withdrawn.

NOTE 7 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2001, 2002 and 2003 were approximately NIS 21,113,000, NIS 24,094,000 and NIS 19,723,000 (approximately $ 4,333,000), respectively.

c.	The Company expects to contribute in 2004, NIS 68,500,000 ($15,643,000) in respect of its severance pay and retirement obligation.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the Regulations (see below), which includes all kinds of turnover of the licensee from the granting of Bezeq services under the license – including airtime, roaming services and non-recurring connection fees, but excluding: bad debts, income transferred to another holder of a communications license or payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001, 4.5% in 2002 , 4% in 2003 and 3.5% in 2004 and thereafter. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). The amendment is effective as from January 1, 2001.

The royalty expenses for the years ended December 31, 2001, 2002 and 2003 were approximately NIS 112,201,000, NIS 117,281,000 and NIS 119,387,000 (approximately $ 27,264,000), respectively, and are included under “cost of services revenues”.

2)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten additional years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI.

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

e)	The minimum projected rental payments (based upon agreements in force as of December 31, 2003) for the next five years, at rates in effect at December 31, 2003, are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2004	140,028	31,977
2005	78,256	17,871
2006	40,779	9,312
2007	28,718	6,558
2008	21,191	4,839
2009 and thereafter	45,443	10,377

	354,415	80,934

f)	The rental expenses for the years ended December 31, 2001, 2002 and 2003 were approximately NIS 93 million, NIS 113 million, and NIS 163 million (approximately $ 37 million), respectively.

3)	During November 2003, the Company entered into an agreement with Nortel Networks Israel (Sales and Marketing) Ltd. (“Nortel”) for the supply, maintenance and support of a 3G system and the provision of related services, see also note 1a(3).

The Agreement is divided into two phases:

a)	First phase scheduled for the year 2004:

For the sum of approximately $15 million. Payment is due only after Nortel meets certain milestones in accordance with the project plan and other applicable terms, provisions and requirements as defined in the agreement. The payment is subject to an Acceptance Tests Procedure (“ATP”), during which the equipment and the system delivered during the first phase undergo a series of specific and detailed acceptance tests.

b)	Second phase:

The agreement serves as a framework agreement, under which the Company may purchase, from time to time, any equipment and services on a purchase order basis. The payments in respect of this phase are also subject to the ATP as described above.

According to Company’s current purchase forecasts the second phase is scheduled for the years 2004-2007 for the total sum of approximately $78 million.

4)	At December 31, 2003, the Company is committed to acquire fixed assets (including the first phase of the Nortel agreement), as described above, for approximately NIS 160 million (approximately $ 36 million).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

5)	At December 31, 2003, the Company is committed to acquire handsets for approximately NIS 162 million (approximately $ 37 million).

6)	As to the Company’s commitment to pay NIS 107 million (approximately $ 23 million) regarding the award of the new spectrum, see note 1a.

b.	Contingencies :

1)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and on January 21, 2004, the Company has submitted its response to the certification motion.

While the amount of the claim is substantial, the ultimate liability cannot be determined because of the considerable uncertainties that exist. At this stage, unless and until the claim is certified as class action, the Company and its legal council are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, the Company and its legal advisers are of the opinion that in light of the facts known at this early stage, the chances that a material amount would be ordered in favor of the plaintiffs are low.

2)	On July 8, 2001, a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, the Company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

3)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only a preliminary hearing has taken place and another preliminary hearing is set for March 28, 2004.

At this stage, and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

4)	On April 13, 2003 a claim was filed against the Company and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

6)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

7)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq has lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On January 6, 2004, the Supreme Court – within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using the Company’s network for calls from fixed lines to mobile lines – ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

At this stage, since preliminary proceedings are yet to take place, the Company and its legal counsel are unable to evaluate the probability of success of the appeal, therefore the effect of the Ministry of Communication’s decision on the Company’s results (income of approximately NIS 19.5 million), was not recognized.

NOTE 9 – SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the according to the dual listing regulations. On December 31, 2003, the closing price per ADR on the Nasdaq – NM was $7.84; the Company’s shares were quoted on that date on the LSE at $7.70, and on the TASE at NIS 34.46 ($7.87).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the Company can raise up to $400 million from the issue of ordinary shares and debt securities.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (continued):

b.	Employee stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2003 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 3,538,436 options have been exercised and 590,373 options have been forfeited (options forfeited are available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $ 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2003 – 188,983 options of the 1998 Plan remain ungranted.

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2003 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 268,250 options have been exercised, 1,219,833 options have been forfeited and 60,250 expired (options forfeited are available for subsequent grants). As of December 31, 2003 – 14,820 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offers the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (continued):

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options, under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. As of December 31, 2003 – 224,930 options of the 2003 amended Plan remain ungranted.

d.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

e.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. All the above is subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in exchange, the Company will defer the deduction of such taxable income as an expense, for a period of 4 years from the date it commences paying income taxes.

The agreement applies only to employees who have joined the agreement, and relate to (1) options that were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and are exercised by March 31, 2004. In each case, the Section 102 trustee must have held the options for a period of 24 months from the date on which they were granted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (continued):

2)	Following is a summary of the status of the plans as of December 31, 2001, 2002 and 2003 and the changes therein during the years ended on those dates:

	Year ended December 31
	2001		2002		2003
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	8,541,669	12.296	8,962,235	12.746	6,611,110	18.001
Changes during the year:
Granted**	1,063,708	19.286	768,000	20.976	195,000	20.450
Exercised	(32,314)	1.440	(2,670,637)	1.591	(1,100,352)	7.057
Forfeited	(610,828)	19.286	(448,488)	16.747	(304,538)	23.025
Expired					(60,250)	26.284

Balance outstanding at end of year	8,962,235	12.746	6,611,110	18.001	5,340,970	19.945

Options exercisable at end of year	3,501,109	7.386	2,728,806	17.740	3,504,914	19.351

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	2001 and 2002 – at market value, 2003 – below market value.

The following table summarizes information about options outstanding at December 31, 2003:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average exercise price
NIS		Years	NIS		NIS

1.502	1,049,595	2.81	1.502	899,143	1.502
17.25-22.23	1,752,208	6.77	20.261	679,104	20.288
27.35	2,539,167	5.83	27.35	1,926,667	27.350

1.502 - 27.35	5,340,970	5.54	19.945	3,504,914	19.351

c.	Dividends

As to restrictions with respect to cash dividend distributions, see note 5f.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its subsidiary are taxed at the regular rate of 36%.

c.	Losses carried forward to future years

At December 31, 2003, the Group had carryforward losses of approximately NIS 1,300 million (approximately $ 297 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2002 and 2003, are as follows:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	721,405	508,916	116,217
Subscriber acquisition costs	49,833	47,766	10,908
Allowance for doubtful accounts	27,404	27,826	6,354
Provisions for employee rights	13,910	14,011	3,200
Depreciable fixed assets	(18,087)	(45,048)	(10,287)
Amortized license		66,149	15,106
Options granted to employees	28,607	17,051	3,895
Other		5,636	1,287

	823,072	642,307	146,680
Valuation allowance - in respect of
carryforward tax losses and
deductions that may not be utilized	(823,072)	(8,555)	(1,954)

	-,-	633,752	144,726

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (cont.):

The changes in the valuation allowance for the years ended December 31, 2001, 2002, and 2003, are as follows:

	2001	2002	2003	2003
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	568,052	745,703	823,072	187,959
Utilization during the year		(30,410)	(161,541)	(36,890)
Change during the year	177,651	107,779	(652,976)	(149,115)

Balance at end of year	745,703	823,072	8,555	1,954

The Company analyzes its deferred tax asset with regard to potential realization. The Company’s determination of the realizability of its net deferred tax asset involves considering all available evidence, both positive and negative, regarding the likelihood of sufficient future income. The methodology used involves estimates of future income, which assumes ongoing profitability of its business. These estimates of future income are projected through the life of the deferred tax asset using assumptions which management believes to be reasonable.

As of December 31, 2002, the Company had carryforward tax losses of approximately NIS 2,000 million and timing differences of approximately NIS 300 million. The Company did not have a substantial record of utilization of the carryforward tax losses (the Company had its first net income during 2002), and the Company had not been assessed for tax purposes since incorporation. Consequently, management’s assessment was, that a full valuation allowance should be established.

Based on the methodology described above, the Company’s updated estimates of its future earnings and profitability, assessments relating to the cellular market and trends, and the receipt of final tax assessments for the tax years through December 31, 2001, which validated the amount of the carryforward tax losses, the Company concluded that a valuation allowance is no longer necessary. Accordingly, a valuation allowance of approximately NIS 653 million (approximately $ 149 million) was reversed during 2003.

The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

During the year 2003, the Company utilized NIS 450 million ($ 103 million) of its carryforward tax losses.

As of December 31, 2003, the Company would require approximately NIS 1,760 million of future taxable income in order to fully realize the related deferred tax assets.

A full valuation allowance was provided in respect of the wholly-owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

A valuation allowance was provided in respect the portion of tax benefits arising from options granted to employees, which will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (cont.):

e.	The difference between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the Company (see b. above), and the actual tax expenses as reported in the statement of operations for the year ended December 31, 2003 results almost entirely from changes in the valuation allowance.

f.	Tax assessments:

1)	The Company has received final assessment through the year ended December 31, 2001.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 11 - LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES

At December 31, 2003, balances of liabilities of the Company in the amount of NIS 1,807 million ($ 413 million), are secured by fixed charges on the fixed assets (including leasehold rights), share capital and insurance rights, and by floating charges on the assets. The Company has also undertaken under the facility agreement not to register any further charges on its assets, with certain exceptions (see also note 5).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2003
	In / or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	1,443	18,309	519,009

Liabilities	907,545	365,995	1,902,022

Convenience translation into
dollars:
Assets	329	4,181	118,522

Liabilities	207,249	83,580	434,351

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2003	NIS 4.379	178.58 points
2002	NIS 4.737	182.01 points
2001	NIS 4.416	170.91 points
2000	NIS 4.041	168.53 points
Increase (decrease) during the year:
2003	(7.6)%	(1.9)%
2002	7.3%	6.5%
2001	9.3%	1.4%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency forward transactions and purchases and writes foreign currency options in order to protect itself against the risk that the eventual dollar cash flows resulting from the existing assets and liabilities will be affected by changes in exchange rates. The writing of such options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. The Company does not hold or issue derivative financial instruments for trading purposes.

The transactions are mainly designated to hedge the cash flows related to payments of dollar interest on notes payable as well as those related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

As the counterparties to the foreign currency options and forward transactions are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2002 and 2003 are as follows:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	(In millions)

Currency options purchased - for
the exchange of dollars into NIS	431	88	20

Currency options written - for
the exchange of dollars into NIS	431	44	10

Forward transactions for
the exchange of:
Dollars into NIS	264	568	130

Euros into NIS	52

Embedded derivatives -
dollars into NIS	41	209	48

The derivatives financial instruments are for a period of up to one year. As of December 31, 2003, the remaining contractual lives are for periods up to one year.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2003 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

Regarding the fair value of Notes payable see note 6.

The fair value of derivatives as of December 31, 2003, is a liability of approximately NIS 11.5 million (approximately $ 2.6 million) (December 31, 2002 – approximately NIS 2 million).

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands

1) Trade (current and long-term)
The item is presented after the deduction of:
(a) Deferred interest income*	(1,040)	(3,183)	(727)

(b) Allowance for doubtful accounts	(74,622)	(77,295)	(17,651)

*	Long-term trade receivables (including current maturities) as of December 31, 2002 and 2003 in the amount of NIS 4,561,000 and NIS 26,275,000 ($6,000,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (6.3% – 10%).

2)	Other:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands

Government institutions	12,144	19,396	4,429
Prepaid expenses	24,040	17,603	4,020
Sundry	14,802	19,544	4,463

	50,986	56,543	12,912

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Accounts payable and accruals – other:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	60,974	86,130	19,669
Provision for vacation and recreation pay	20,578	21,138	4,827
Government institutions	23,704	38,235	8,731
Income received in advance	40,979	44,601	10,185
Accrued interest on long-term liabilities	49,030	45,156	10,312
Derivatives instruments	1,881	11,546	2,637
Handsets warranty	2,589	2,053	469
Sundry	2,431	3,726	851

	202,166	252,585	57,681

c.	Asset retirement obligations – the changes in the asset retirement obligations for the year ended December 31, 2003, are as follows:

	NIS	Convenience translation into dollars
	In thousands

January 1, 2003	4,665	1,065
Liability incurred during the year	626	143
Liability settled during the year	(341)	(78)
Accretion expenses	296	68
Revision in the estimates during the year	1,121	256

Balance at December 31, 2003	6,367	1,454

d.	Financial expenses, net:

	Year ended December 31
	2001	2002	2003	2003
	NIS			Convenience translation into dollars
	In thousands

Financial income	(9,879)	(5,052)	(1,952)	(446)
Financial expenses	306,724	350,377	320,771	73,252
Derivatives instruments	(169)	(8,302)	59,580	13,606
Exchange rate differences	73,352	69,797	(59,168)	(13,512)
CPI Linkage differences	21,893	35,723	(4,554)	(1,040)
Factoring costs	9,006	9,614	17,111	3,908
Less - capitalized interest		(6,977)	(10,078)	(2,301)

	400,927	445,180	321,710	73,467

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Diluted EPS

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS (the effect of the inclusion of the options for the year 2001 is anti-dilutive):

	Year ended December 31
	2001	2002	2003	2003
	NIS			Convenience translation into dollars
	In thousands

Net income (loss) used for the computation of
basic and diluted EPS (in thousands)	(303,362)	84,198	1,162,650	265,506

Weighted average number of shares used
in computation of basic EPS	178,909,274	179,984,090	181,930,803	181,930,803
A d d - net additional shares from assumed
exercise of employee stock options	4,593,060	3,085,304	1,312,354	1,312,354

Weighted average number of shares used in
computation of diluted EPS	183,502,334	183,069,394	183,243,157	183,243,157

NOTE 14 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2001	2002	2003	2003
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Acquisition of handsets from
related party	300,024	185,237	203,675	46,512

Financial expenses, net	60,202	81,212	67,906	15,507

Selling commissions and maintenance
expenses	26,807	20,624	7,458	1,703

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

b.	Balances with related parties:

	December 31
	2002	2003	2003
	NIS		Convenience translation into dollars
	I n t h o u s a n d s

Cash and cash equivalents	643	1,855	424

Current liabilities	7,200	19,066	4,354

Long-term liabilities	692,572	491,987	112,351

c.	Cost sharing agreement

The Company has entered into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -“the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities.

Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in.

As of December 31, 2003, the Company had given notice of its participation in six projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

NOTE 15 – SUBSEQUENT EVENT

On March 15, 2004, the Company signed a Memorandum Of Agreement (“MOA”) with Matav – Cable Systems Media Ltd. (“Matav”) and its shareholders, Dankner Investments Ltd. and Delek Investments Ltd.-, which are all considered related parties of the Company.

Matav is one of Israel’s three cable television providers and its shares are registered both in the US and Israel.

The MOA sets out the principles for a transaction, under which the Company will purchase up to 40% of the shareholding of Matav in consideration for up to $137 million in cash, and receive control in Matav for a period of two years from the closing date. The transaction is subject to a number of conditions precedent, including, inter-alia, the approval of the Company’s organs, as stipulated in the MOA. As of March 30, 2004, these conditions have not been met yet.

The Company is examining a number of options to finance the transaction.

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2003

        The following report is a summary only, and is not intended to be a comprehensive review of our business and results of our operations and financial condition for the year 2003. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on April 30, 2004 (the “Form 20-F”). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

        This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and we undertake no obligation to publicly update or revise them.

        In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels. This report contains translations of NIS amounts into US dollars at NIS 4.379=US$1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

        Our total revenues in 2003 increased to NIS 4,467.7 million (US$ 1,020.3 million), up 10.2% from NIS 4,054.6 million in 2002. Our services revenues in 2003, driven primarily by subscriber growth of 14.5%, but offset in part by lower ARPU primarily from the decline in interconnect rates, increased to NIS 4,117.9 million (US$ 940.4 million), up 9.0% from NIS 3,776.6 million in 2002. Data and content revenues, which include SMS and value added services, continued to grow faster than voice revenues, and in 2003 were 7.3% of total service revenues, compared to 6.3% of service revenues in 2002. Most of the growth in data and content revenues as compared to 2002 was from SMS services. Our equipment revenue in 2003 increased to NIS 349.8 million (US$ 80.0 million), up 21.5% from NIS 288.0 million in 2002. Primarily higher levels of handset sales derived from increased retention and upgrade activities and higher sales prices drove this increase.

        Our cost of revenues increased marginally in 2003 to NIS 3,136.5 million (US$ 716.2 million) up 2.2% from NIS 3,069.5 million in 2002. Our cost of service revenues for 2003 was NIS 2,586.7 million (US$ 590.7 million), up 3.5% from NIS 2,499.5 million in 2002. In 2003, as compared to 2002, despite the decrease in the interconnect tariffs, we incurred higher interconnect charges due to the increased level of subscribers and usage. The increased interconnect charges were offset by cost efficiencies, primarily relating to handset and network maintenance and transmission costs. Our cost of equipment revenues in 2003 was NIS 549.7 million, down 3.5% from NIS 569.9 million in 2002. The decrease was the result of lower handset costs.

        Even with subscriber growth of 14.5%, selling and marketing expenses remained relatively stable in 2003 and were NIS 314.0 million (US$ 71.7 million), up 1.9% from NIS 308.1 million in 2002.

        General and administrative expenses for 2003 were NIS 162.4 million (US$ 37.1 million), compared to NIS 143.6 million in 2002, an increase of 13.1%. The increase in general and administrative expenses for 2003 resulted primarily from increased insurance costs, rental expenses and depreciation.

        Operating profit for 2003 increased to NIS 854.9 million (US$ 195.2 million) from NIS 533.4 million in 2002, an increase of 60.3%. Operating profit as a percentage of revenues increased to 19.1% in 2003 from 13.2% in 2002.

        Financial expenses in 2003 were NIS 321.7 million (US$ 73.5 million), down 27.7% from NIS 445.2 million in 2002. Financial expenses were lower in 2003 as compared to 2002, primarily due to our lower levels of average debt, declining interest rates and a stronger Shekel versus the US Dollar. Nevertheless, financial income from the 7.6% increase in the value of the Shekel versus the US Dollar in 2003 was almost completely offset by hedging transactions.

        In 2003, we recorded net income before taxes of NIS 529.6 million (US$ 120.9 million), as compared to net income before taxes in 2002 of NIS 84.2 million, an increase of 529.0%. Based on these results and our estimates of our future earnings and profitability, assessments relating to the cellular market and trends, and the receipt of final tax assessments for the tax years through December 31, 2001 which validated the amount of the carryforward tax losses, we recorded a tax benefit of NIS 633.0 million in Q4 2003 (US$ 144.6 million). As of December 31, 2003 we would require approximately NIS 1,760 million of future taxable income in order to fully realize our deferred tax asset.

        As of December 31, 2003, our net active subscribers increased to 2,103,000, an increase of 14.5% from our net active subscriber base of 1,837,000 as of December 31, 2002. Our subscriber base as of December 31, 2003 accounted for an approximate market share of 31%, up from 29% at the end of 2002. Our subscriber base comprises 1,117,000 post-paid private subscribers (53% of the base), 639,000 prepaid subscribers (30% of the base) and 347,000 business subscribers (17% of the base),. At the end of 2002, our subscriber base consisted of 1,004,000 post-paid private subscribers (55% of the base), 541,000 prepaid subscribers (29% of the base) and 293,000 business subscribers (16% of the base). Our annual churn rate for 2003 was 13.6%, compared to 10.9% in 2002. The increase in churn was driven primarily by increased churn in prepaid subscribers, rotational churn (rotational churn occurs when an existing customer purchases a new handset and a SIM card, and then ceases to use either the new or the old SIM card) and increasing competition.

        Our average monthly minutes of usage per subscriber, or MOU, remained relatively stable and declined by only 1.0% in 2003 as compared to 2002. MOU in 2003 was 277, compared to 280 in 2002. The stability in MOU was driven primarily by stability in the percentage breakdown of our subscriber base between business, post-paid private and prepaid subscribers as compared to prior years. In prior years, prepaid subscribers, with substantially lower MOU, grew faster than business and post-paid private subscribers with higher MOU.

        Our average monthly revenue per subscriber, or ARPU, declined by 7.0% in 2003 as compared to 2002. The decline was driven primarily by the 10% decrease, on January 1, 2003, of the interconnect rates as mandated by the Israel Ministry of Communications. ARPU for 2003 was NIS 171, compared to NIS 183 in 2002.

        In 2003, lower handset subsidies caused the average cost of acquiring a new subscriber, or SAC, to decline by 23% from 2002. 2003 SAC was NIS 362 (US$ 82.7), compared to NIS 470 for 2002.

        We generated positive cashflow from operations amounting to NIS 1,031.5 million ($235.6 million) in 2003, compared to NIS 682.2 million in 2002. The difference was primarily due to increased operating profits in 2003 as compared to 2002. Cashflow used in investing activities was NIS 376.8 million ($86.0 million) in 2003, compared to NIS 816.0 million in 2002. The decrease was mainly due to reductions in payments for fixed assets and spectrum in the amount of NIS 335.7 million (US$ 76.7 million) and the proceeds from withdrawal of the NIS 98.9 million (US$ 22.6 million) security deposit for the interest on our US Dollar denominated notes.

        Cash used in financing activities was NIS 652.3 million ($149.0 million) in 2003, compared to NIS 129.9 million cash provided in 2002. The change was primarily due to repayments of borrowings under our long-term loans.

        From January 1, 2001 to December 31, 2003, we made cumulative net capital expenditures of approximately NIS 789 million, of which NIS 232 million ($53 million) was incurred in 2003.

        In November 2003, we entered into a frame agreement with Nortel Networks to supply what is expected to be Israel’s first third generation UMTS wireless network. The UMTS third generation network build-out is expected to begin towards the middle of 2004. We expect that capital expenditures in connection with building out the 3G network will cost $250 million over the next three years.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: September 28, 2004